

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

<u>Via E-mail</u>
Timothy E. Bixby
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York, New York 10118

> **Re: Shutterstock, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35669**

Dear Mr. Bixby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 51</u>

1.   We note that you began offering Shutterstock images directly within Facebook's ad creation tool. Please provide us with the terms of your agreement with Facebook and tell us how you recognize revenue from this offering.

2.   We also note in your first quarter 2014 earnings call on May 8, 2014 that you have partnered with Salesforce to make license imagery available inside the Salesforce ExactTarget Marketing Cloud. Please provide us with the terms of your agreement with Salesforce and tell us how you plan to recognize revenue from this offering.

<u>Exhibits 31.1 and 31.2</u>

3.   We note that you did not include the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introductory language in paragraph 4 of the certifications in exhibits 31.1 and 31.2. Please confirm that your certifications in future filings will include the introductory language of paragraph 4 in exact form as specified in Item 601(b)(31)(i) of Regulation S-K. Please note that similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

Cc: Brian Margolis,
    Partner at Orrick, Herrington & Sutcliffe LLP